FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February 2003

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

           (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                         the Securities Exchange Act of
                                     1934.)

                                  Yes          No   X
                                      ---          ---

                            GEMPLUS INTERNATIONAL SA

                 Gemplus Announces Expected Results for Q4 2002


Luxembourg - January 31, 2003 - Gemplus International SA (Paris Euronext:
Euroclear 5768, Nasdaq: GEMP) announced today that it expects total revenues for the fourth quarter ended December 31, 2002 to be 195.5 million euros as compared to 205.6 million euros for the third quarter ended September 30, 2002. Operating loss before restructuring charge for the fourth quarter is expected to be approximately 16.6 million euros as compared to 6.5 million euros for the third quarter.

The company's balance sheet remains solid with 417 million euros in cash at the end of the fourth quarter as compared to 401 million euros at the end of the third quarter.

For the fiscal year ended December 31, 2002, the company therefore expects total revenues to be 787.4 million euros as compared to 1,023.0 million euros for the previous year. Operating loss before restructuring charge for the fiscal year is expected to be approximately 94.7 million euros as compared to 125.2 million euros for the previous year. The latter included 43.8 million euros of non-recurring charges relating to severance costs in connection with changes in management and the loss of a significant litigation matter.

The analysts consensus estimates as polled by JCF GROUP indicates operating loss for the fiscal year ended December 31, 2002 of 83.9 million euros on revenues of
807.6 million euros. The underlying analysts consensus estimates for the fourth quarter shows therefore an operating loss of 5.9 million euros on revenues of
215.7 million euros.

The company's expected revenues for the fourth quarter reflect the following elements:
         - weak demand, particularly in Asia in telecoms and in financial services and security across all regions,
         - continuous price pressure, particularly in telecoms.

Gemplus plans to announce its fourth quarter and fiscal year 2002 results on February 12, 2003 before market opens.

Forward-Looking Information

The estimated results in this announcement constitute "forward-looking" information within the meaning of the United States securities laws. Actual results for the Company's fourth quarter of 2002 could materially differ from those estimated or forecast depending on a number of factors, such as whether all orders included in estimated revenues meet the company's revenue recognition requirements, the adequacy of estimated expense accruals and reserves, and quarter end adjustments arising from the customary review by management and the company's independent auditors.

The matters discussed in this press release also involve risks and uncertainties described from time to time in Gemplus's filings with the United States Securities and Exchange Commission (SEC). In particular, see "Risk Factors", "Special Note Regarding Forward-Looking Statements" and "Quantitative and Qualitative Disclosures About Market Risks" in the most recent Annual Report on Form 20-F for the year ended December 31, 2001 and the most recent Reports on Form 6-K relating to quarterly periods, which are on file with the SEC. These documents contain and identify important factors that could cause the actual results to differ materially from those contained herein.


Contacts

Press

Gemplus
Marielle Bricman
Tel : +33 (0) 4 42 36 55 96
Mob : +33 (0) 6 74 68 72 82
Email : marielle.bricman@gemplus.com

Euro Rscg Corporate
Estelle Griffe
Tel: +33 (0) 1 41 34 41 28
Mob: +33 (0) 6 23 75 09 23
Email : estelle.griffe@eurorscg.fr

Carine Senft
Tel : +33 (0) 1 41 34 42 23
Mob: +33 (0) 6 20 98 34 09
Email : carine.senft@eurorscg.fr

Investor Relations

Gemplus:

Yves Guillaumot
Tel: +41 22 544 50 65
Email: yves.guillaumot@gemplus.com

Fineo

Anne Guimard
Tel : +33 (0) 1 56 33 32 31
Email : guimard@fineo.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 5, 2003
                                            GEMPLUS INTERNATIONAL S.A.


                                            By:  /s/ Stephen Juge
                                                 ----------------
                                            Name:  Stephen Juge
                                            Title: Executive Vice President and
                                                   General Counsel